

Mail Stop 3561

November 2, 2009

Dr. L.S. Smith
Chief Executive Officer
DGSE Companies, Inc.
11311 Reeder Road
Dallas, Texas 75229

> RE: **DGSE Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 1-11048**

Dear Dr. Smith:

We have reviewed your response letter dated October 10, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Part II, page 15

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.   We reviewed your proposed disclosures in response to comment two in our letter dated September 29, 2009. Critical accounting estimates are those estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Disclosures related to critical accounting estimates should supplement,

not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please revise your proposed disclosures, where applicable, to:

o   Address why accounting estimates or assumptions bear the risk of change;
o   Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;
o   Describe the methods and key assumptions used and how the key assumptions were determined;
o   Discuss of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
o   Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

In addition, if your wholesale watch sales reporting unit has a fair value that is not substantially in excess of carrying value and is at risk of failing step one of the impairment test, please disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test or include an assertion that the reporting unit is not at risk in your proposed disclosure regarding goodwill.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Results of Operations, page 17

2.   We reviewed your proposed disclosures in response to comment three in our letter dated September 29, 2009. Please include an analysis and discussion of changes in the effective income tax rate.

Item 9A. Controls and Procedures, page 21
Changes in Internal Control Over Financial Reporting, page 22

3.   We reviewed your proposed disclosures in response to comment six in our letter dated September 29, 2009. Please revise to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 23

Consolidated Financial Statements

4.   We reviewed your proposed disclosures in response to comment nine in our letter
        dated September 29, 2009. Please provide us with an analysis of the change in
        marketable securities for fiscal 2008 and show us how you computed the
        impairment loss. As previously requested, please also evaluate and revise the
        following disclosures as appropriate:
        o   the amount of goodwill and goodwill impairment loss disclosed in Note 7;
        o   discontinued operations in the statements of operations and Notes 16 and 17;
            and
        o   segment information in light of disclosures in the statements of operations for
            each year presented.

Consolidated Statements of Operations, page 30

5.   We reviewed your response to comment 10 in our letter dated September 29,
        2009. We believe that goodwill impairment charges should be classified in
        operating income rather than non-operating income or expense. As previously
        requested, tell us why you believe the goodwill impairment charge is
        appropriately classified as a non-operating expense. In addition, it appears that
        you classify gains and losses on the sale or disposal of long lived assets that are
        not components in non-operating income and expenses. The last sentence in
        paragraph 45 of SFAS 144 specifically states that if a subtotal such as "income
        from operations" is presented, it shall include the amounts of those gains and
        losses. As previously requested, please tell us why your classification of gains
        and losses on the sale or disposal of long lived assets that are not components are
        properly classified.

Consolidated Statements of Stockholders' Equity, page 31

6.   We reviewed your response to comment 11 in our letter dated September 29,
        2009. Please tell us the nature of consideration received in connection with the
        exercise of the DiGenova Warrants and how the transaction is reflected in your
        financial statements. As previously requested, please disclose common stock
        purchase warrants outstanding at each balance sheet date and their significant
        terms, including settlement alternatives, expiration dates and exercise prices.
        Refer to paragraph 4 of SFAS 129.

Note 10 – Earnings Per Common Share, page 44

7.   We reviewed your proposed disclosures in response to comment 13 in our letter
        dated September 29, 2009. Please also disclose warrants that could potentially

dilute basic earnings per shares in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40.c. of SFAS 128.

Note 17 – Segment Information, page 48

8.   We reviewed your response to comment 19 in our letter dated September 29, 2009. Please tell us the amount of goodwill impairment loss that will be reclassified to discontinued operations or explain in detail why no goodwill was allocated to the live auction segment.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

9.   Please address the comments in our letter dated September 29, 2009 and above to the extent applicable.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

10.   Please address the comments above to the extent applicable.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief